UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	25 February 2025 - “Board Change”

99.1

Haleon plc: Board Change

25 February 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the following change to the Board.

Following the reduction of Pfizer Inc.'s shareholding in Haleon plc below 10%, and in line with the Pfizer Relationship Agreement with Haleon plc, Bryan Supran, Non-Executive Director and representative of Pfizer Inc., stepped down from the Board on 25 February 2025.

Sir Dave Lewis, Haleon's Chair commented: "On behalf of the Board, I would like to thank Bryan for his contributions to the Board's discussions and for being part of the Haleon journey from the initial joint-venture in 2019 through demerger to today. We wish him all the very best for the future."

The Company confirms that there is no further information to be disclosed under the requirements of UKLR 6.4.6R.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: February 25, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary